

December 26, 2013

Via E-Mail

Aneliya S. Crawford, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

      Re: **Miller Energy Resources, Inc.**
               Soliciting Materials filed pursuant to Rule 14a-12
               Filed December 17, 2013 by Bristol Investment Fund, Ltd., Bristol
                  Capital, LLC, Bristol Capital Advisors, LLC, Paul Kessler, Lone
                  Star Value Investors, LP, Lone Star Value Investors GP, LLC,
                  Lone Star Value Management, LLC, Jeffrey E. Eberwein, Alan L.
                  Bazaar, Matthew Regis Bob, Michael D. Donahue, J. Christopher
                  Floyd, Ryan Gilbertson, David M. Heikkinen, Alfred John
                  Knapp, Jr., William B. Richardson III, William M. Wells, and
                  Charles Gillman
               File No. 001-34732

Dear Ms. Crawford:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

1.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note, for example, the following statements:

- That Miller's shares are "significantly undervalued" and that this is the result of senior management's profile.
- That Miller's senior management lacks "experience and industry knowledge."
- That management is incompetent.
- That Mr. Boruff "has repeatedly demonstrated he is unqualified to lead the Company."
- That the company's expense structure is "bloated" and that the shareholders' capital is "squandered on compensating and supporting the excessive lifestyles of underperforming executives."
- Your belief that any rise in the company's stock price "has been *in spite of* senior management" (emphasis in original).
- That the company's management is "discredited" and absentee."
- The disclosure in each of the five bullet points under the caption "Mismanagement and Executive Incompetence…" in the letter to shareholders.
- That management's actions have "caused shareholders to suffer at every turn."
- That Mr. Boruff "has proven unsuitable to lead the Company."
- That the company's executives are "compromised."
- Your disclosure citing or referring to the ISS and Glass Lewis reports.
- Your suggestion the company is leasing a condominium for Mr. Voyticky in California.
- Your suggestion that General McPeak had retained an independent compensation consultant who refused to recommend management's compensation increases.
- That the company's "internal controls over financial reporting have been ineffective for many consecutive years."

2. You must avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us supplementally the factual foundation for your disclosure that:

- That Miller's senior management has engaged in "unacceptable self-dealing."
- That Miller's management has "drained an enormous amount of shareholder capital and siphoned it off to rewarding themselves."
- That Miller's management members in Tennessee and California "appear very interested in strategies aimed at undermining corporate governance while lining their own pockets and those of select friends and followers" and do not "seem particularly interested in the operations on the ground in Alaska."

- That the compensation to the company's executives raise "serious questions regarding the independence of the Compensation Committee and willingness of the Board to protect shareholders' best interests."
- That the company's "extraordinary level of overhead" is "a function of cronyism and waste."
- That suggests Mr. Weakley was given a consulting agreement as a reward for making a personal loan to Mr. Boruff.
- That the company's executives and directors are using a private jet at the company's expense for trips that have "no business significance."
- That the board is not independent from management.
- That the company's communications are "discriminately parsed out to shareholders with ties to management or select investment banking analysts."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions